Mail Stop 4561

May 5, 2009

Mr. James J. Kavanaugh
Senior Vice President and Controller
International Business Machines Corporation
1 New Orchard Road
Armonk, NY 10504

        Re: **International Business Machines Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed February 24, 2009
                File No. 001-02360

Dear Mr. Kavanaugh:

We have reviewed your response letter dated April 16, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 3, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   You state in the fifth paragraph of your response to comment 1, that IBM Italia Servizi Finanziari S.p.A. currently has an equipment financing lease with Irasco. You also state that Irasco and its parent, Ascotec, both are included on your internal Denied Parties List. Please clarify whether your subsidiary entered into the equipment financing lease with Irasco before your inspection of Irasco and Ascotec were concluded, and explain how inclusion on your internal Denied Parties List impacts or will impact your and your subsidiaries' dealings with Irasco and Ascotec.

Exhibit 13 – 2008 Annual Report

Liquidity and Capital Resources, page 45

2.   In your response to prior comment 5 you refer to the accompanying disclosure for your free cash flow measure in accordance with Question 13 of the of June 2003 *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*. Your statement in your Form 10-K and earnings releases that free cash flows are available for investment and distribution to shareholders may inappropriately imply that the measure represents the residual cash flow available for discretionary expenditures while there are substantial debt service and interest payments that are not deducted from the measure. In future filings, please modify your description of the free cash flow measure accordingly.

3.   We note your response to prior comment 5 regarding disclosure in the Annual Report of your "road map," highlighting the components of the road map including the role of acquisitions, share repurchases, cash generation and the return of value to shareholders. In light of your financial leverage ratio being above your established financial leverage target of 20% to 30% and returns to shareholders in the form of dividends and share repurchases essentially equal to or exceeding free cash flows for 2007, 2008, and the first quarter of 2009, please tell us how you considered discussing the sustainability of the use of share repurchases in your plan for earnings per share growth.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note U. Retirement-Related Benefits, page 106

4.   In your response to prior comment 9, you indicate that in the U.S., there were no significant changes in asset mix during the year that would have had an impact on the expected rate of return determined at the beginning of the year. Based on your December 31, 2008 and December 31, 2007 Form 10-K disclosure regarding plan asset allocation, it appears there has been a shift from equity securities to debt securities for your U.S. plans. Describe for us your forward-looking model for determining the estimated rate of return for 2008 and 2009, including the time horizon used, how it incorporates these apparent changes in investment strategy, and how specifically you consider the impact of market disruptions. Demonstrate for us how the expected return on plan assets for 2008 and 2009 is based on the expected long-term rate of return on plan assets and the market-related value of plan assets as described in paragraph 30 of SFAS 87, as amended.

5.   In your response to prior comment 9, you indicate that the most significant driver of the decreases in the non-US expected rate of return is related to changes in the asset mix in the United Kingdom plan, with the plan investments shifting in both years from equities to fixed income. Please quantify for us the United Kingdom plan asset allocation at December 31, 2006, December 31, 2007, and December 31, 2008 and the estimated rate of return for the plan for 2007, 2008, and 2009.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant